April 17, 2012

VIA EDGAR

Rebecca A. Marquigny, Esq.

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:       Principal Life Insurance Company Separate Account B

            Principal Life Insurance Company

            Post-Effective Amendment No. 1 Under the Securities Act of 1933

            Amendment No. 147 Under the Investment Company Act of 1940

            File Nos. 333-171650 & 811-02091

Dear Ms. Marquigny:

This letter is in response to the comments provided by the Staff of the Securities and Exchange Commission (the “Commission”), which were communicated in a letter dated March 6, 2012, regarding Post-Effective Amendment No. 1 under the Securities Act of 1933 (“1933 Act”) and Amendment No. 147 under the Investment Company Act of 1940 to the registration statement filed on Form N-4 (the “Post-Effective Amendment”).  The Post-Effective Amendment was filed with the Commission on January 11, 2012 pursuant to Rule 485(a) under the 1933 Act.  Capitalized terms have the same meanings given them in the Post-Effective Amendment.  Changes in response to the Staff comments as described below will be made by the Registrant in a post-effective amendment to the registration statement that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act.

The Company’s responses to the Staff’s comments are set forth below.  In addition, Company made changes for all applicable comments from the Staff’s February 25, 2012, IPVA letter.  For convenience, each response is preceded by the applicable Staff comment.  Attached to this response letter is a blackline draft of the prospectus (compared to the January 11, 2012 version filed with the Post-Effective Amendment).  Page number references are from the attached, blackline draft of the prospectus.

RESPONSES TO STAFF COMMENTS

COMMENT 1.         Cover  Page.

                                 a.   Additional Required Disclosure.  Please add prominent, cover age disclosure stating that the PLIS contract includes a built-in GMWB feature and corresponding charge that cannot be removed from the contract for the first 5 years.

                                 RESPONSE:  This disclosure was added.

                                 b.   Unavailable Investment Options.  Since the contract only offers contract owners three investment options (two underlying mutual funds and one fixed account option), the statement that “some of the investment options may not be available in all states or through all brokers” is extremely significant but inadequate.  Please supplement the disclosure so the cover page clearly identifies each investment option and the specific limitations on its availability by state and broker as applicable.  Alternatively, remove the reference if it does not apply.

                                 RESPONSE:  This language was removed.

                                 c.   Unavailable Contract Features.  The same cover page sentence also says there may be “certain Contract features” that are not available in every state or through every broker.  Registrant usually includes this kind of cover page disclosure on contracts offering optional features (like a GMWB rider) for an additional charge.  Here, the language cannot refer to the GMWB rider because it is a mandatory feature included in the product’s charge structure and cannot be removed until the 5th contract anniversary.  Since this product does not offer a variety of other rider options, what feature(s) does this availability language refer to?  Either identify the specific contract feature(s) and their corresponding state and broker availability limitations or delete the reference.

                                 RESPONSE:  This language was deleted.

COMMENT 2.         Glossary  (pp. 4-5).  Please add glossary definitions for the following terms or define them the first time they appear in the prospectus at the pages indicated:  “Average Quarterly Withdrawal Benefit Base” (table, p. 6); “Withdrawal Benefit Base” (FN 4, p. 7); “Home Office” (p. 8); “Valuation Day(s)” (p. 10); and “Exchange Credit” (p. 12).

                                 RESPONSE:  We added these terms and a few others to the glossary.  Also, the glossary terms are now italicized throughout the prospectus, except in the Table of Contents and headings.  Note that the “home office” definition has no street address, as the Registrant has its own zip code.  Last, we defined “exchange credit” by adding a new section before it first appears in the prospectus.

COMMENT 3.         Portfolio Expenses (p. 7).  The last sentence in “fund of funds” footnote may confuse readers because “acquired fund fees and expenses” is a term of art.  Consider substituting a plain English explanation like, “these are the fees and expenses of the funds that a fund of funds holds in its portfolio.”

                                 RESPONSE:  We revised this footnote.

COMMENT 4.         Summary (pp. 8-10)

                                 a.  Termination Requirements.  Please summarize the circumstances in which Principal may terminate a contract with and without contract value.  Provide the same information with respect to termination of the GMWB rider.  The disclosure should provide a concise overview of the situations disclosed on pages 13, 31, 37 and 4.  If excess withdrawals can cause the contract or the rider to terminate without value, state this prominently and explicitly identify the situations that do this.

                                 RESPONSE:  We added a new “Termination” section in the summary.

                                 b.  Customer Inquiries.  Please confirm that the website link in the last sentence will direct the reader to the information described.  The Staff was not able to locate this information from the current URL.

                                 RESPONSE:   The website link offers a secured login for customers.  Once a valid customer logs in, the contract information is viewable.

                                 c.  Age Requirements.  If appropriate, please substitute the word “purchase” for “own” in the 1st sentence under this heading.

                                 RESPONSE:   We made this change.

                                 d.  Investment Options.  This contract only offers 2 variable account investment options please name them on page 8 and revise the cross-reference language in the bullet point accordingly.

                                 RESPONSE:   We revised this language.

                                 e.  Surrenders.  Clarify whether you are referring to net or gross values in the first 2 bullet points.  Also if the surrender provisions differ during the annuitization period, please summarize those as well.

RESPONSE:   We revised this language.

f.  Charges and Deductions.  In addition to the current GMWB rider charge, please state the maximum fee as you do with the other charges in the summary.  Add a bullet point covering the underlying fund expenses as well.

RESPONSE:   We made these changes.

g.  Annuity Benefit Payments.  As you do on page 37, please state that the contract cannot be annuitized during the 1st year.

RESPONSE:   We revised the language to state this.

h.  Death Benefit.  Please confirm that the 1st bullet point is still accurate when the contract value is zero and the GMWB rider is operating.  Alternatively, revise as appropriate.

RESPONSE:   We revised this language.

COMMENT 5.         The Contract (p. 10).  Please revise the 3rd paragraph to remove any implication investors may not rely on the prospectus to describe all the material rights and features of the Contract.

RESPONSE:   We removed this paragraph entirely.

COMMENT 6.         How to Buy the Contract (p. 10).  This contract permits maximum transfer charges that are greater than the maximum partial surrender charge.  Consequently, the statement that a contract benefit is “the ability to transfer among investment options without sales or withdrawal charges” is not complete.  Please delete the quoted language or substitute an alternative example that is consistent with the features of this contract.

                                 RESPONSE:  We revised this language.  While there are no surrender charges on transfers, there are limits on transfers.  After the first unscheduled transfer, we may assess a charge in the future as set forth in the table of “Contract owner transaction expenses.”  Note that surrender charges only apply if money is taken out of the contract.

COMMENT 7.         Premium Payments and Allocation (p. 11).

                                 a.   Minimum and Maximum Premiums.  Please clarify whether the “total sum of all premium payments” refers to aggregate payments under all Principal contracts the person owns or just this one.  Also, provide more specific information about the Company’s right to increase the minimum premium payment requirements.  Are there any limitations on the maximum allowable increase?  Will owners receive advance notice?  Clarify as appropriate.

                                 RESPONSE:  We revised this language.

                                 b.   Allocating Premium Payments.  Revise the final bullet point to indicate that charges may apply to transfers of existing accumulated values.

                                 RESPONSE:  We revised this language.

COMMENT 8.         Right to Examine (pp. 11-12)
a.  Length of the Free-look Period.  Please clarify whether the free look provision requires the returned contract to be post-marked by the last day of the free look period or whether it must be received by the insurance company or its agent by that date.  See Form N-4, Item 11(e).  The current language is not sufficiently clear.

                                 RESPONSE:  We revised this language.

b.  Amount Returned.  Certain statements describing the value returned under the free look provision appear to be somewhat inconsistent or, at least, confusing.  For example, the last sentence in the 2nd paragraph refers to “accumulated value without a surrender charge.”  By definition (p. 4), the accumulated value is calculated without reference to the surrender charge.  Similarly, there are circumstances in which the 2nd and last sentences in the 4th paragraph could be inconsistent in states that require return of premium payments.  Please reverse the placement of these two sentences so the value described in the concluding sentence will only apply if it is greater than the return value according to whichever prior calculation method applies in the contract owner’s state.

RESPONSE:   We revised this language.

COMMENT 9.         Accumulated Value (pp. 12-13).  This product offers only two variable investment options and both of them are funds of funds.  Consequently, the 1st paragraph at the top of page 13 could be confusing because the term “underlying mutual fund” could refer to the 2 variable options or the funds in which they invest.  The relevant paragraph begins, “[w]hen an investment owned by ... .” To avoid confusion, consider ways to revise this section so the “underlying fund” reference are clearer.

                                 RESPONSE:  We revised this language.

COMMENT 10.       GMWB Charge (pp. 17-18).  Since the contract cannot be purchased without the GMWB rider, please delete the statement that begins, “[i]f this rider is purchased after the beginning of a calendar quarter... “ or explain the circumstances in which it could apply.

                                 RESPONSE:  We added the word “Contract” to clarify the language.

COMMENT 11.                     Separate Account Divisions (p. 18).   Please reconcile the statement that you “must transfer 100% of your [sic] Separate Account division accumulated value from your current investment option to one other investment option which is available at the time of the transfer” with the transfer provisions on page 35.

                                       RESPONSE:  We revised the language.

COMMENT 12.       Living Benefit: GMWB Rider Restrictions/Limitations (p. 20).  The first sentence says, “the rider may not be terminated for five contract years following the rider effective date.”  (Emphasis added.)  If correct, please substitute the phrase “Contract Date” for the italicized term or explain to the Staff why this would not be an appropriate term and more useful to contract owners.  This same comment applies to the same language on page 31 and the 5th bullet point under “GMWB Terms” on page 21.

                                 RESPONSE:  We made all of these changes.

COMMENT 13.       Withdrawal Benefit Base (p. 21).  Please clarify the timing applicable to the recalculation of the withdrawal benefit based immediately following a withdrawal.  Specifically, clarify how the rider is treated if the withdrawal benefit base falls to zero immediately after the contract owner takes a withdrawal under the rider.  Contrast this to what happens in the same circumstances if the withdrawal is an Excess Withdrawal.  Based on the language here, it would appear that in the case of the Excess Withdrawal, the rider would not terminate until the following contract anniversary (when, according to the disclosure, the calculation is computed).  If this is correct, please state this directly and clarify whether there is any way a contract owner can preserve the rider by making additional purchase payments to resurrect the benefit base during the period between taking the Excess Withdrawal (which caused the benefit base to reach zero) and the Contract Anniversary date (when the benefit base is next computed).  Otherwise, if correct, add prominent disclosure stating that (a) the benefit base value is computed immediately after each withdrawal; and (b) any Excess Withdrawal that brings the benefit base to zero will cause the rider to terminate immediately after the Excess Withdrawal is paid.

                                 RESPONSE:  We revised this language.

COMMENT 14.       Contracts Issued in California (pp. 24-25).  It is very challenging to figure out how the California contracts are different from other contracts, why the differences matter, and which differences have the greatest significance to contract owners.  For each situation described, please spell out how the California and non-California provisions differ and what the practical implications of those differences are.  Alternatively, you may add some form of graphic  illustration to get this information across if the end result would be clearer and simpler (e.g., a comparison chart or an example that demonstrates the bottom line difference as plainly).

                                 RESPONSE:  The primary difference between California and non-California contracts is that an ownership change cannot terminate a contract in California.  Therefore, for California contracts, we continue to track the original owner, even after an ownership change.  It is the state of issue that applies.  For a contract issued outside of California, the California provisions are not applicable.  However, we did add the word “only” in the two headings for California contracts.

COMMENT 15.       GMWB Bonus (p. 28).  If there is no difference between the GMWB Bonus Percentage that applies regardless of the Contract Anniversary indicated in the chart, what is the purpose of the chart?  Please revise or explain.

                                 RESPONSE:  The purpose of the chart is to provide clearer and simpler disclosure.

COMMENT 16.       Effect of Reaching the Maximum Annuitization Date Under the Rider (p. 29).  Please name the default annuity benefit payment option that applies in lieu of timely contract owner instructions.

                                 RESPONSE:  This is provided in the last paragraph of the section.

COMMENT 17.       Termination and Reinstatement of the Rider (p. 31).  What happens if any of the events in the bullet point list occur prior to the 5th contract anniversary?  Will Principal terminate the rider even though Principal would not honor a contract owner’s request to terminate during this period?  Clarify.  Likewise, in the last sentence under “GMWB Upon Divorce” (p.33), what happens if this causes the For Life Withdrawal Benefit Base to fall to zero and would otherwise terminate the contract?  If an excess withdrawal taken to satisfy a court ordered disposition of marital assets could cause the contract to terminate without value, state this explicitly and use a special font or some other method of drawing attention to this warning language.

                                 RESPONSE:  The customer cannot terminate the rider until after the 5th contract anniversary.  However, the company can terminate the rider if any of the conditions listed in this section occur.

COMMENT 18.       Division Transfers:  Scheduled Transfers (Collar Cost Averaging) (p. 35).  Please clarify the last bullet point above the example on page 35.  Specifically, with only two variable account investment options available and a requirement that contract owners invest 100% of their Separate Account assets in one or the other, is there a situation in which the limitation in this bullet point could ever apply?  What do you mean by “simultaneous transfers” here?

                                 RESPONSE:  A customer may set up multiple transfers on the same day.  “Simultaneous transfers” means the transfers happen the same day.  Also, we added a clarification in the heading for “Scheduled Transfers.”

COMMENT 19.       Automatic Portfolio Rebalancing (p. 36).  This section says, “APR is available only if you have the option to invest in more than one Separate Account division; therefore, APR is currently not available with the GMWB rider.”  Since the contract is not sold without the GMWB rider and contract owners cannot remove it for the first 5 contract years, rewrite the quoted language.  The revised disclosure should state that this benefit is only available after the 5th Contract Anniversary and then only when the GMWB option has been removed from the contract.

                                 RESPONSE:  As previously mentioned, we could terminate the GMWB rider in the first 5 contract years for the reasons outlined in the “Termination and Reinstatement of the Rider” section.

COMMENT 20.       Important Information About Customer Identification Procedures (p. 44).  Please recast the disclosure in the 2nd paragraph of this section to clarify the relationship to the previous paragraph and that you will not suspend the contract owners’ right of redemption, or postpone the date of payment upon redemption except as permitted by Section 22(e) of the Investment Company Act of 1940.

                                 RESPONSE:  We added this language.

                                                *          *          *

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing.  In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (515) 362-2384 with any questions or comments.

Sincerely,

/s/ Jeffrey M. Pierick

Jeffrey M. Pierick

Counsel - Law Department

Principal Financial Group

S-006-W86

711 High Street

Des Moines, IA  50392

Direct (515) 362-2384

FAX (866) 496-6527

pierick.jeff@principal.com

JMP/kk

Enclosure